Extreme Home Staging, Inc.
(Name changed to Q Lotus Holdings, Inc.)
500 North Dearborn Street Suite 605
Chicago, Illinois 60654
Tel:   312 379-1800
Fax:   312 379-1801

July 23, 2010

VIA EDGAR

Jennifer Thompson, Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Extreme Home Staging, Inc.
Amendment No. 1 to Form 8K
File No. 0-52595
Filed June 16, 2010

Dear Ms. Thompson:

This is to confirm our phone conversation of July 22, 2010 in which we requested a ten day extension for responding to your comment letter dated July 19, 2010.  Please be advised we anticipate that our response will be filed with the Commission through  the Edgar system on or prior to August 9, 2010.

Sincerely,

/s/Marckensie Theresias
CEO